

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

26 August 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18 August 2003 and the 21 August 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interest in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

dlw 8/29

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

12 August 2003

11. Date company informed

15 August 2003

12. Total holding following this notification

14,872,968

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

Morgan Stanley Securities Limited has transferred from time to time 14,872,968 shares to a third party on terms which gave it the right to require the return of an equivalent number of shares. Accordingly, their interest in 14,872,968 shares is pursuant to Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

18 August 2003

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 15 August 2003 **Subject:** Large Position

To: Mr McMahon **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: Espen Marthinussen

Department: Law

Fax: 02076779610 **Telephone:** 02076775468

Message:

If you have any questions please do not hesitate to contact me.

Regards

Espen Marhinussen

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

15 August 2003

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 12 August 2003, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 14,872,968 shares, being approximately 3.02% of the issued share capital of the Company.

We have transferred from time to time 14,872,968 shares to a third party on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 14,872,968 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours sincerely,



Espen Marthinussen
Law Division

RNS Number:9256O
MyTravel Group plc
21 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	4,458,500
State Street Nominees Limited	211,600
Mellon Bank	440,028
State Street Bank & Trust	8,991,800
State Street Nominees Ltd	214,600
Brown Brothers Harriman	145,300
Chase Manhattan Bank London	5,654,510
HSBC	457,000
Chase Nominees Limited	5,194,000
Northern Trust	1,502,000
Brown Brothers Harriman Ltd, LUX	361,625
Chase Nominees Ltd	7,573,000
Bank of New York London	752,800
Northern Trust	1,761,700

Nortrust Nominees Ltd	2,307,000
J P Morgan	492,400
HSBC	72,400
Total	40,590,263

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class
Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

20 August 2003

12. Total holding following this notification

40,590,263

13. Total percentage holding of issued class following this notification

8.202%

14. Any additional information

The notifiable interests include interests held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Companies Act 1985. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux - Assistant Company Secretary



Date of notification

21 August 2003

END



August 20, 2003

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-524

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000


Fidelity Investments

Amendment #7

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MyTravel Group Plc.

2. Notifiable Interest: Ordinary Shares + Convertibles

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 7

Security: Mytravel Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	4,458,500	FMRCO	Chase Nominees Limited
	211,600	FMRCO	State Street Nominees Limited
	440,028	FMRCO	Mellon Bank
	8,991,800	FMRCO	State Street Bank & Trust
	214,600	FMTC	State Street Nominees Ltd.
	145,300	FMTC	Brown Brothers Harriman
	5,654,510	FISL	Chase Manhattan Bank London
	457,000	FPM	HSBC
	5,194,000	FPM	Chase Nominees Ltd
	1,502,000	FPM	Northern Trust
	361,625	FIL	Brown Brothers Harriman Ltd. LUX
	7,573,000	FIL	Chase Nominees Ltd
	752,800	FIL	Bank of New York London
	1,761,700	FIL	Northern Trust
	2,307,000	FIL	Nortrust Nominees Ltd
	492,400	FIL	JP Morgan
	72,400	FIL	HSBC

The following shares are from the assumed conversion of 20,841,896 convertible securities

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	40,382	FMRCO	Mellon Bank
	234,763	FISL	Chase Nominees Ltd
	93,228	FIL	Brown Brothers Harriman Ltd. LUX
	4,273,144	FIL	HSBC Client Holdings Nominee (UK) Limited
	63,205	FIL	Chase Manhattan Bank London

Total Ordinary Shares+Convertibles 45,294,985

Current ownership percentage: 9.13%

Shares in issue: 495,904,725

Change in holdings since last filing: +5,062,826 ordinary shares